Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

May 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:     Daniel Crawford

Re:	ALX Oncology Holdings, Inc.
Registration Statement on Form S-3
Filed March 25, 2022, Amended on May 13, 2022
File No. 333-263863
Acceleration Request
	Requested Date:	May 25, 2022
	Requested Time:	4:05 p.m. Eastern Time,
or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ALX Oncology Holdings, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-263863) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, by calling Michael E. Coke at (650) 565-3596.

Please direct any questions or comments regarding this acceleration request to Michael E. Coke at (650) 565-3596.

[Signature Page Follows]

AUSTIN        BEIJING        BOSTON         BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Securities and Exchange Commission

May 24, 2022

Sincerely,

ALX Oncology Holdings, Inc.

/s/ Peter Garcia

Peter Garcia
Chief Financial Officer

cc:	Michael E. Coke, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Christina L. Poulsen, Wilson Sonsini Goodrich & Rosati, Professional Corporation